US FUEL CORPORATION

277 WHITE HORSE PIKE #200

ATCO, NEW JERSEY 08004

Tel:  (856) 753-1046

June 9, 2014

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:      US Fuel Corporation

Amendment No. 1 to Registration Statement on Form 10-12G

Filed May 22, 2014

File No. 000-31959

Dear Mr. Schwall,

This letter is provided in response to your letter dated May 29, 2014 (the "Letter") regarding the above-referenced Amendment to the Registration Statement on Form 10-12G that US Fuel Corporation (the “Company”) filed on May 22, 2014 (the "Registration Statement"). Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used below refer to the Company.

Pursuant to the Letter, we are filing Amendment No. 2 to the Registration Statement on this same day to include the Company's financial statements and related information for the quarter ending March 31, 2014. We believe that by including these financial statements, the Registration Statement now complies with Rule 8-08 of Regulation S-X and hope that it will allow you and your staff to continue its review of the Registration Statement.

We understand that you may have additional comments and thank you for your attention to this matter.

Sincerely,
US Fuel Corporation

/s/ Harry Bagot
Harry Bagot
Chief Executive Officer

cc:	Louis E. Taubman, Esq.
Hunter Taubman Weiss LLP
130 w. 42nd Street, Suite 1050
New York, NY 10036